July 7, 2011

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	1st Constitution Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 23, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 16, 2011
File No. 000-32891

Dear Mr. Nolan:

We are in receipt of, and have reviewed, your supplemental comment letter addressed to Mr. Robert F. Mangano, President and Chief Executive Officer of 1st Constitution Bancorp (the “Company”), dated June 17, 2011 (the “Comment Letter”), in connection with the Company’s June 14, 2011 response to your correspondence dated May 20, 2011.

We are hereby providing to the Commission staff (the “Staff”) the Company’s responses to the Comment Letter.

Each numbered item below corresponds to the numbered request in the Comment Letter.  This letter was filed by EDGAR on July 7, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 2. Investment Securities, page F-16

1.
COMMENT: We note your response to comments three, four, and five from our letter dated March 20, 2011.  We also note that every pooled trust preferred debt security (TRUP) has different and distinct credit characteristics represented by the individual banks in each pool and based on the specific tranche invested in. Consistent with the guidance in paragraphs ASC 320-10-35-33F through 33I, we believe you must analyze the specific credit characteristics of the collateral underlying each individual security to develop the deferral/default and recovery assumptions for your estimated cash flows and that simply using the same credit default assumption based on the average long term performance of FDIC regulated banks, AM Best’s study, and Standard & Poor’s methodology for all of your securities is not a reasonable methodology consistent with the guidance. Therefore, please address the following:

P.O. Box 634	●	2650 Route 130	●	Cranbury, New Jersey 08512	●	609/655-4500

•
Revise your TRUP OTTI methodology to analyze the specific credit characteristics of the collateral underlying your pooled security as the basis for your credit deferral/default and recovery assumptions; and

•	Tell us how you considered in your analysis the various credit metrics that are provided for each pool by FTN Financial Corp. and as noted in response to comment three.

As a result, please provide us with your revised TRUP OTTI analysis as of March 31, 2011.

RESPONSE:  We have again reviewed the guidance in paragraphs ASC 320-10-35-33F through 33I and have revised the OTTI methodology for our sole pooled trust preferred debt security in our portfolio as follows:

a.
We obtained the PreTSL XXV Depository Institutions Issuer List as of March 31, 2011 from the FTN website and reviewed the financial ratios and capital levels of each individual financial institution issuer.

b.
We sorted the financial institutions on the issuer list to develop three “buckets” (or categories) for further deferred/default analysis based upon the indicated “Texas Ratio.”  The Texas Ratio is calculated by dividing the institution’s Non-Performing Assets plus loans 90 days past due by the combined total of Tangible Equity plus the Allowance for Loan Losses.  The three buckets consisted of those institutions with a Texas Ratio of:

(1)	Above 100; (2) 75 to 100: (3) below 75.

c.	We then applied the following asset specific deferral/default assumptions to each of these buckets:

(1)	Texas Ratio: Above 100 - 100% default; 0% recovery (bucket 1);

(2)	Texas Ratio: 75 to 100 – 100% deferred; 15% recovery at 2 years from initial date of deferral (bucket 2); and

(3)	Texas Ratio: Below 75 – no deferral/default (bucket 3).

d.	We then ran a cash flow projection to analyze the impact of future deferral/default activity by applying the following assumption on those institutions in bucket 3 of our analysis:

•	defaults at 75 basis points applied annually; 15% recovery with a 2-year lag from the initial date of deferral.

Our rationale for these metrics is as follows: (1) the FDIC lists the number of bank failures each year from 1934 – 2008.  Comparing bank failures to the number of FDIC institutions produces an annual average default rate of 36 basis points.  Given the continuing uncertain economic environment, we believe double this amount, or 75 basis points, to be an appropriate measurement for defaults; and (2) Standard & Poor’s published “Global Methodology for Rating Trust Preferred/Hybrid Securities Revised” on November 21, 2008.  This analysis uses a recovery assumption of 15%, which we also deem an appropriate measurement.

Our position is that it is appropriate to apply these future default and recovery factors in our analysis, as it is not realistic to assume no adverse conditions will occur with respect to the applicable financial institution issuers over the remaining 26 year stated maturity of this pooled security even though the individual institutions are currently performing according to terms.

e.
This March 31, 2011 projection of future cash flows produced a present value factor that exceeded the carrying value of the pooled trust preferred security; therefore, management concluded that no OTTI issues were present at March 31, 2011.

Management has adopted this methodology for the pooled trust preferred security OTTI review and will implement this review at each future quarter-end period.

2.
COMMENT: As a related matter, please provide us with a detailed understanding of the other-than temporary impairment analysis you performed on your single-issuer TRUPs.  In order to more fully understand your methodology, please provide us with your OTTI analysis for the single-issuer TRUP which has the most significant unrealized loss as of March 31, 2011.

RESPONSE:  Attached to this response as Exhibit A is a memorandum prepared by the Company’s chief financial officer (“CFO”) that summarizes his quarterly analysis as of March 31, 2011of the single-issuer TRUPs, which have the most significant unrealized loss for OTTI.  A summary memorandum is prepared each quarter-end by the CFO for each single-issuer TRUP and each memorandum is reviewed with the chief executive officer for concurrence.

The summary memorandum is generated each quarter-end after the CFO has reviewed and analyzed:

1.	each issuer’s quarterly earnings news release;

2.	changes, if any, in the Moody’s, S & P or Fitch ratings assigned to the securities;

3.	whether scheduled interest payments are current, and any history of default;

4.	changes, if any, in the Company’s intention to hold the securities to maturity;

5.	changes, if any, in the Company’s expectation of recovery of the full value of the securities; and

6.	changes, if any, in the trust preferred securities market; and

7.	the Company’s liquidity position, including an analysis of whether it is more likely than not that the Company will be required to sell the security prior to its recovery.

Based upon the results of this review, management concluded that no OTTI loss had occurred at March 31, 2011 for any of the single-issuer TRUPs then held by the Company.

3.
COMMENT: We note your response to comment five from our letter dated May 20, 2011.  As it relates to the table provided in your response, please revise to separately present the actual deferrals and defaults as a percentage of the original collateral from the expected deferrals and defaults as a percentage of the remaining performing collateral as initially requested in our comment.  Please provide us with your revised proposed disclosures as of March 31, 2011.

RESPONSE:  We have revised the table at March 31, 2011 to separately present the actual deferrals and defaults as a percentage of the original collateral and the expected deferrals and defaults as a percentage of the remaining performing collateral.  This disclosure is presented in the following table and will be presented in this manner in all applicable future filings.

Security	Class	Book Value	Fair Value	Unrealized Gain (Loss)	Percent of Underlying Collateral Performing	Percent of Underlying Collateral In Deferral (1)	Percent of Underlying Collateral In Default (1)	Expected Deferrals and Defaults as a % of Remaining Performing Collateral	Moody's S&P / Ratings	Excess Subordination (2)
										Amount	% of Current Performing Collateral
PreTSL XXV	B-1	$141,534	$2,613	($138,921)	62.8%	22.4%	14.8%	18.2%	Caa2/ NR	$47,000,000	9.0%

Notes to table above:

(1)
This percentage represents the relationship as a percentage of the amount of specific deferrals / defaults that have occurred, plus those that are known for the following quarters as a percentage of the total amount of original collateral. Fewer deferrals / defaults produce a lower percentage.

(2)
The amount of “excess subordination” represents the additional defaults / deferrals necessary in the next reporting period to deplete the entire credit enhancement (excess interest and over-collateralization) subordinated to our tranche within each pool to the point that would cause a “break in yield”. This amount assumes that all currently performing collateral continues to perform.  A break in yield means that our security would not be expected to receive all the contractual cash flows (principal and interest) by maturity.  The “percent of current performing collateral” is the relationship as a percentage of the “excess subordination amount” to current performing collateral - a higher percent means there is more excess subordination to absorb additional defaults / deferrals, and the better our security is protected from loss.

We trust that you will find the foregoing responsive to your comments.  We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any questions or comments, please feel free to contact me at (609) 655-4500.  Thank you.

Very truly yours,

Robert F. Mangano
President

Enclosures

cc:	Day Pitney LLP ParenteBeard LLC